SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PROTHENA CORPORATION PLC
(Name of Issuer)

ORDINARY SHARES, $0.01 PER SHARE
(Title of Class of Securities)

G72800 108
(CUSIP Number)

Todd W. Kingma
Executive Vice President,
General Counsel and
Secretary
Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
+353 1 6040031
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Perrigo Company plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Corporation Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Science One Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2012 (the “Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 27, 2014, with respect to the Ordinary Shares, $0.01 par value (the “Ordinary Shares”), of Prothena Corporation plc (the “Issuer”), a public limited company incorporated in Ireland (registered number 518146), whose principal offices are located at 650 Gateway Boulevard, South San Francisco, California.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented to include the following information:

On January 29, 2014, Elan Science One Limited (“ES1”) entered into an Underwriting Agreement (the “Underwriting Agreement”), dated January 29, 2014, among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (collectively, the “Underwriters”), the Issuer and ES1. Pursuant to the Underwriting Agreement, ES1 agreed to sell to the Underwriters an aggregate of 2,767,177 Ordinary Shares in connection with a marketed underwritten registered offering (the “Registered Offering”), and granted the Underwriters a 30-day option to purchase up to an additional 415,076 Ordinary Shares (the “Over-Allotment Option”), in each case, at a price per share of $24.96, which represents a price to the public of $26.00 per share less the underwriting discount. On February 3, 2014, ES1 consummated the sale of all of its 3,182,253 Ordinary Shares to the Underwriters (including the 415,076 Ordinary Shares sold pursuant to the Underwriters’ full exercise of the Over-Allotment Option). The Registered Offering was conducted pursuant to a registration statement on Form S-3 (File No. 333-193416) previously filed with, and declared effective by, the Securities and Exchange Commission and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and covenants of the Issuer and ES1 and also provides for customary indemnification by each of the Issuer, ES1 and the Underwriters against certain liabilities and customary contribution provisions in respect of those liabilities.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover page of this Schedule 13D and in Item 6 is hereby incorporated herein by reference.

(a)           The Reporting Parties no longer beneficially own any Ordinary Shares.

(b)           The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. The number of Ordinary Shares as to which each of the Reporting Parties shares the power to dispose or direct the disposition of is zero.

(c)           On December 18, 2013 Perrigo consummated an acquisition of Elan. As a result, ES1, the direct owner of 3,182,253 Ordinary Shares, became an indirect wholly-owned subsidiary of Perrigo. On February 3, 2014 ES1 sold 3,182,253 Ordinary Shares to the Underwriters pursuant to the Underwriting Agreement at a price per share of $24.96, which represents a price to the public of $26.00 per share less the underwriting discount.  None of the Reporting Parties and, to the best knowledge of the Reporting Parties, none of the persons or entities referred to in Schedule A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days, except as disclosed herein.

(d)           Not applicable

(e)           Immediately following the sale of the Shares by ES3 on February 3, 2014, the Reporting Parties ceased to be a beneficial owner of more than five percent of the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating by reference into this Item 6 the information set forth in Item 4.

Item 7.	Material to Be Filed as Exhibits.

1.
Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited (incorporated by reference from Amendment No. 2 to the Registration Statement on Form 10, as amended, (File No. 001-35676), filed by Prothena Corporation plc with the Securities and Exchange Commission on November 30, 2012)

2.
Joint Filing Agreement dated January 27, 2014 by and among Perrigo Company plc, Elan Corporation Limited and Elan Science One Limited (incorporated by reference from Amendment No. 1 to the Schedule 13D, filed by Perrigo Company plc with the Securities and Exchange Commission on January 27, 2014)

3.
Underwriting Agreement, dated as of January 29, 2014, by and among Elan Science One Limited, Prothena Corporation plc and the several underwriters party thereto (incorporated by reference from Exhibit 1.1 to the Form 8-K filed by Prothena Corporation plc with the Securities and Exchange Commission on January 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Perrigo Company plc is true, complete and correct.

Date:  February 4, 2014

PERRIGO COMPANY PLC

By:	/s/ Judy L. Brown
	Name:	Judy L. Brown
	Title:	Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Corporation Limited is true, complete and correct.

Date:  February 4, 2014

ELAN CORPORATION LIMITED

By:	/s/ Grainne McAleese
	Name:	Grainne McAleese
	Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Science One Limited is true, complete and correct.

Date:  February 4, 2014

ELAN SCIENCE ONE LIMITED

By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Director

EXHIBIT INDEX

1.
Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited (incorporated by reference from Amendment No. 2 to the Registration Statement on Form 10, as amended, (File No. 001-35676), filed by Prothena Corporation plc with the Securities and Exchange Commission on November 30, 2012)

2.
Joint Filing Agreement dated January 27, 2014 by and among Perrigo Company plc, Elan Corporation Limited and Elan Science One Limited (incorporated by reference from Amendment No. 1 to the Schedule 13D, filed by Perrigo Company plc with the Securities and Exchange Commission on January 27, 2014)

3.
Underwriting Agreement, dated as of January 29, 2014, by and among Elan Science One Limited, Prothena Corporation plc and the several underwriters party thereto (incorporated by reference from Exhibit 1.1 to the Form 8-K filed by Prothena Corporation plc with the Securities and Exchange Commission on January 29, 2014)